

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2017

Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

     Re: **BJ's Restaurants, Inc.**
              Form 10-K for the Fiscal Year Ended January 3, 2017
              Filed February 28, 2017
              File No. 000-21423

Dear Mr. Levin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Andrew Mew

                  Andrew Mew
                  Senior Assistant Chief Accountant
                  Office of Transportation and Leisure